The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

March 1, 2021

Via EDGAR Transmission

Ms. Valerie Lithotomos:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments provided to U.S. Bancorp Fund Services, LLC, administrator to the Company, on February 22, 2021, concerning the Company’s Preliminary Proxy Statement filing on Schedule 14A filed on February 16, 2021, on behalf of the Company and its series, the Bogle Investment Management Small Cap Growth Fund (the “Fund”). Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

For your convenience, the comments made by the staff have been reproduced in bold typeface immediately followed by the Company’s respective responses.

General

1.        Staff Comment: Please confirm that the blank items within the preliminary proxy statement will be completed prior to filing the definitive proxy statement.

Response: The Company supplementally confirms that the definitive proxy statement will not be filed until all missing items are completed.

Notice of Special Meeting of Shareholders

2.         Staff Comment: Unless “Proposals” will be a defined term, please use the lower case.

Response: The Company will make the requested change.

Questions and Answers – How does the change in the investment adviser affect the Fund?

3.         Staff Comment: Please consider whether the consideration of environmental, social and/or governance (“ESG”) issues will result in substantial changes to the Fund’s principal investment strategy.

Response: After careful review, the proposed successor investment adviser to the Fund, Summit Global Investments, LLC (“Summit”) supplementally confirms that the consideration of ESG issues will not result in substantial changes to the Fund’s principal investment strategy. The Fund’s principal investment strategies and risks will remain substantially similar, notwithstanding Summit’s consideration of ESG issues as a factor when making portfolio investment decisions for the Fund.

Questions and Answers – Will the advisory fee rate and expense limitation rate be the same under the New Advisory Agreement?

4.         Staff Comment: Please add additional disclosure if Summit will able to recoup waived advisory fees or expenses paid on behalf of the Fund.

Response: The Company notes that Summit will be able to recoup any waived or reimbursed advisory fees or expenses paid on behalf of the Fund within three years from the date on which such waiver or reimbursement was made, provided such reimbursement does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement. The Company will make the requested change.

Questions and Answers – Will the advisory fee rate and expense limitation rate be the same under the New Advisory Agreement?

5.         Staff Comment: Please ensure that the fee table presentation in the prospectus is consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: The Company supplementally confirms that prospectus fee table presentation will comply with Instruction 3(e) to Item 3 of Form N-1A.

Questions and Answers – Who is Broadridge Financial Solutions, Inc.?

6.         Staff Comment: Please confirm that the Fund will not be responsible for fees due to Broadridge.

Response: The Company supplementally confirms that all fees related to the proxy solicitation, including all fees due to Broadridge, will be paid by Summit.

Proxy Statement – Proposal 1 – Information about Summit

7.         Staff Comment: Please add the name, address and principal occupation of each director or general partner of Summit.

Response: The Company will make the requested change and add disclosure concerning Summit’s Board of Managers.

Proxy Statement – Other Information – Quorum

8.         Staff Comment: Please add disclosure that abstentions and broker non-votes will have the effect of a “no” vote on a proposal.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Treasurer and Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP